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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivered 55 Jets in 4Q21 and 141 total Jets in 2021

São José dos Campos - Brazil, February 21, 2022 – Embraer (NYSE: ERJ; B3: EMBR3) delivered 55 jets in the fourth quarter of 2021, of which 16 were commercial aircraft and 39 were executive jets (26 light and 13 mid-size). The Company delivered a total of 141 jets in 2021, comprised of 48 commercial aircraft and 93 executive jets (62 light and 31 mid-size). As of December 31, the firm order backlog totaled USD 17.0 billion, reaching its highest value since the second quarter of 2018. See details below:

The current backlog value already reflects the outcome of the negotiations with the Brazilian Air Force (FAB) for the reduction from 28 to 22 the total number of KC-390 Millennium aircraft to be delivered under the terms of the amendments to the agreements.

In the commercial aviation segment, Embraer announced, during the Dubai Air Show, a firm order for three new E175, plus three purchase rights for the same aircraft model, for Overland Airways, from Nigeria. The 88-seat aircraft, with premium class cabin configuration, will be delivered from 2023. The deal is worth USD 299.4 million, at list price with all purchase rights being exercised. Embraer also conclude de purchase agreement of three additional 76-seat E175 to American Airlines valued at USD 160.2 million. The aircraft will be operated by American’s wholly owned subsidiary, Envoy Air that will grow its E175 fleet to over 100 aircraft by the end of 2022. In the 4Q21, Embraer also signed an agreement with Azorra to acquire 20 new E2 family aircraft (E-190E2 or E195-E2), plus a further 30 purchase rights in a deal valued at USD 3.9 billion. Thus, The E2 family aircraft accumulated 50 firm orders and did not have any cancelation in 2021, establishing its leadership position in its market segment.

During the 4Q21, in the executive jets segment, Embraer and NetJets, Inc. signed an agreement for up to 100 additional Phenom 300, in excess of $1.2 billion. As part of the deal, NetJets will take delivery of the Phenom 300E in the second quarter of 2023, in both the United States and Europe. Embraer also delivered a new Phenom 300E in Quito, Ecuador, marking the first delivery of the aircraft type in the country, and the first Praetor 500 in Canada to AirSprint Private Aviation, a Canadian privately held Fractional Jet Ownership company.

For services & support, Embraer signed several contracts during the quarter. At MRO Europe, a leading aeronautical maintenance event, Embraer announced Pool Program agreements with KLM Cityhopper, the regional subsidiary of KLM Royal Dutch Airlines, Air Montenegro, and the renewal of the Pool Program with TAP express, TAP Air Portugal’s subsidiary. Currently, Embraer’s Pool Program supports more than 50 airlines worldwide.

Also in the 4Q21, for Defense and Security, Embraer and the Brazilian Army (EB) presented the SABER M200 VIGILANTE radar. As a result of the radar’s joint development for the Brazilian Government, the radar was developed to support the country's anti-aircraft defense units, as well as to increase Embraer's product portfolio and export integrated defense systems.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	**172**	**172**	**-**
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	4	4	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	20	-
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Aldus (Ireland)	4	4	-
NAC / Jetscape (USA)	2	2	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	**22**	**17**	**5**
Aercap (Ireland)	5	5	-
Air Kiribati (Kiribati)	2	1	1
Aircastle (USA)	2	-	2
Congo Airways (Congo)	2	-	2
Helvetic (Switzerland)	8	8	-
Wideroe (Norway)	3	3	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	**203**	**33**	**170**
Aercap (Ireland)	45	12	33
Air Peace (Nigeria)	13	5	8
Aircastle (USA)	23	4	19
Azorra (USA)	20	-	20
Azul (Brazil)	51	-	51
Binter Canarias (Spain)	5	5	-
Congo Airways (Congo)	2	-	2
Helvetic (Switzerland)	4	4	-
ICBC (China)	10	3	7
Porter (Canada)	30	-	30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations